SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36154; File No. 812-15834

KKR Real Estate Select Trust Inc., et al.

May 14, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs"), closed-end management investment companies, and open-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: KKR Real Estate Select Trust Inc.; FS KKR Capital Corp.; KKR FS Income Trust; KKR FS Income Trust Select; KKR Asset-Based Finance Fund; KKR Income Opportunities Fund; KKR Asset-Based Income Fund; KKR US Direct Lending Fund-U Inc.; KKR Enhanced US Direct Lending Fund-L Inc.; Capital Group KKR Core Plus+; Capital Group KKR Multi-Sector+; FS/KKR Advisor, LLC; KKR Registered Advisor LLC; KKR Credit Advisors (US) LLC; certain of their wholly-owned subsidiaries and joint ventures as described in Appendix A to the application, and certain of their affiliated entities as described in Appendix B to the application.

Filing Dates: The application was filed on June 16, 2025, and amended on November 4, 2025, January 27, 2026, and April 27, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on June 8, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Noah Greenhill, Esq., KKR Credit Advisors (US) LLC, 555 California Street, 50th Floor, San Francisco, CA 94104; with copies to Kenneth E. Young, Dechert LLP, 1095 6th Avenue, New York, NY 10036; and William J. Bielefeld and Paul S. Stevens, Dechert LLP, 1900 K Street, NW, Washington, DC 20006.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, filed April 27, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The

SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call

the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.